United Security Bancshares, Inc.

P. O. Box 249

Thomasville, Alabama 36784

May 30, 2007

VIA EDGAR AND FACSIMILE (202) 772-9210

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. Hugh West

Re: United Security Bancshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Commission File No.: 0-14549

Dear Mr. West:

This letter is being submitted in response to the comment letter dated May 15, 2007 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "Commission") addressed to Robert Steen, Assistant Vice President, Assistant Treasurer, Principal Financial Officer, and Principal Accounting Officer of United Security Bancshares, Inc. (the "Company"). This letter contains the Company's response to the Comment Letter. For your convenience, the comment is repeated below, followed by the Company's response.

Form 10-K for the Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

General

1. We note from your disclosure on page 49 that you present 'minority interest' as an adjustment to retained earnings. Please note, minority interests should be reflected below current liabilities in your balance sheet, unless they are expected to be redeemed within one year (see Rule 9-03 of Regulation S-X). Further, minority interests in the net income of a subsidiary should be reflected as a deduction from consolidated, net income and separately disclosed, if material (see Rule 9-04 of Regulation S-X), rather than as an allocation of earnings to outside shareholders. Please revise or tell us how your accounting treatment is appropriate and cite the literature you used to support your conclusion.

Response: This minority interest represents a non-controlling interest in a variable interest entity "VIE" as defined by FASB Interpretation No. 46(R) (As Amended) - Consolidation of Variable Interest Entities. The Company owns 99% of a limited partnership known as Guilford Corporate Tax Credit Fund XVII, Ltd., which in turn owns 9.9% of another limited partnership, LaVista Foundation I, Limited Partnership ("LaVista"), which operates an apartment complex. The Company has an existing loan with LaVista which necessitates its consolidation based on guidelines established by FASB Interpretation No. 46(R). The Company began consolidating the VIE's in its consolidated financial statements during 2004. At December 31, 2005, the VIE's had a negative equity balance which caused the reported balance in this minority interest to have a debit balance. Once the balance became negative the Company reviewed the appropriate accounting rules to ensure that the Company was properly recording the minority interest balance on the Company's consolidated financial statements. Based on our review of Paragraph 15 of Account Research Bulletin No. 51 "Consolidated Financial Statements", the Company concluded that this minority interest was required to be reported in retained earnings.

The minority interest in the net loss of the VIE's represents 0.58% of interest income and other income of the Company as of December 31, 2006, and is not material based on guidelines established under Rule 9-04 of Regulation S-X.

In connection with the foregoing response to the Commission's comments, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please call the undersigned at (334) 636-5424. Thank you very much for your attention to this matter.

Very truly yours,

/s/ Robert Steen

Robert Steen

Assistant Vice President, Assistant Treasurer,

Principal Financial Officer, and

Principal Accounting Officer

cc: Mr. R. Terry Phillips

Mr. Larry M. Sellers

Christopher B. Harmon, Esq.

Christine R. Strong, Esq.